SECURITES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM 6-K

                            Report of Foreign Issuer

                   Pursuant to Rule 13a - 16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           Annual Financial Statements

                             Eiger Technology, Inc.
                                 330 Bay Street
                                    Suite 602
                                   Toronto, ON
                                     M5H 2S8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information by the Commission pursuant to Rule 12g3-2 (b) under the Securities Act of 1934.]

                                 Yes |X| No |_|

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Eiger Technology, Inc.


Date: February 10, 2004                     Mr. Gerry Racicot
                                            President

                             EIGER TECHNOLOGY, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                           September 30, 2003 and 2002

                             EIGER TECHNOLOGY, INC.
                                      INDEX
                           September 30, 2003 and 2002

Auditors' Report

Consolidated Financial Statements:

      Balance Sheets

      Statements of Operations and Retained Earnings

      Statements of Cash Flows

Notes to the Consolidated Financial Statements

                    [LETTERHEAD OF MONTEITH, MONTEITH & CO.]

                                AUDITORS' REPORT

To the Shareholders of
  Eiger Technology, Inc.:

      We have audited the consolidated balance sheets of Eiger Technology, Inc. as at September 30, 2003 and 2002, and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of Eiger Technology, Inc. as at September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in Canada.


                                           Monteith, Monteith & Co.

                                            CHARTERED ACCOUNTANTS.

Stratford, Ontario,
December 30, 2003.

                             EIGER TECHNOLOGY, INC.
                           CONSOLIDATED BALANCE SHEETS
                        as at September 30, 2003 and 2002

                                     ASSETS

                                                       2003             2002
                                                   -----------      -----------
                                                        $                $
Current:
   Cash                                                618,000        1,982,000
   Short-term Investments (Note 5)                     409,000        1,653,000
   Accounts Receivable (Note 6)                      3,598,000        5,004,000
   Inventory                                         3,049,000        4,493,000
   Prepaid Expenses                                    681,000          378,000
                                                   -----------      -----------

                                                     8,355,000       13,510,000

Long-term Investments (Note 5)                         736,000        1,650,000
Capital (Note 7)                                     3,528,000        4,867,000
Goodwill                                             2,114,000        3,013,000
Future Income Tax Benefit                               98,000               --
Other (Note 8)                                         947,000          718,000
                                                   -----------      -----------

                                                    15,778,000       23,758,000
                                                   ===========      ===========

                      LIABILITIES and SHAREHOLDERS' EQUITY

Current:
   Bank Indebtedness (Note 9)                        3,766,000        4,028,000
   Accounts Payable and Accrued Liabilities          4,569,000        4,395,000
   Current Portion of Long-term Debt (Note 10)         420,000          145,000
                                                   -----------      -----------

                                                     8,755,000        8,568,000
                                                   -----------      -----------

Long-term Debt (Note 10)                             1,036,000          940,000
                                                   -----------      -----------

Non-controlling Interest                            (3,172,000)      (1,873,000)
                                                   -----------      -----------

Shareholders' Equity:
   Share Capital (Note 12)                          42,685,000       42,235,000
   Contributed Surplus                                 217,000          217,000
   Retained Earnings                               (33,743,000)     (26,329,000)
                                                   -----------      -----------

                                                     9,159,000       16,123,000
                                                   -----------      -----------

                                                    15,778,000       23,758,000
                                                   ===========      ===========

On Behalf of the Board:


         "Gerry Racicot"                Director
----------------------------------
          Gerry Racicot


         "Jason Moretto"                Director
----------------------------------
          Jason Moretto

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
          CONSOLIDATED STATEMENTS of OPERATIONS and RETAINED EARNINGS
                for the years ended September 30, 2003 and 2002

                                                        2003            2002
                                                    -----------     -----------
                                                         $               $
Sales                                                22,722,000      19,325,000

Cost of Sales                                        19,896,000      17,146,000
                                                    -----------     -----------

Gross Margin                                          2,826,000       2,179,000
                                                    -----------     -----------

Expenses:
   Selling, General and Administration                6,500,000       8,451,000
   Amortization of Capital Assets                       658,000         562,000
   Amortization of Goodwill and Other                   171,000         235,000
   Interest on Long-term Debt                            66,000          60,000
   Other Interest and Bank Charges                      401,000         501,000
                                                    -----------     -----------

                                                      7,796,000       9,809,000
                                                    -----------     -----------

Income (Loss) before Provision for Income Taxes
   and Non-controlling Interest                      (4,970,000)     (7,630,000)

Provision for Income Taxes - Future                     (98,000)             --
Non-controlling Interest                               (885,000)     (2,392,000)
                                                    -----------     -----------

Income (Loss) before Unusual Items                   (3,987,000)     (5,238,000)

Unusual Items:
   Discontinued Operations (Note 13)                   (321,000)             --
   Non-recurring Items (Note 14)                     (3,106,000)             --
                                                    -----------     -----------

Net Income (Loss) for the Year                       (7,414,000)     (5,238,000)

Retained Earnings - Beginning of Year               (26,329,000)    (21,091,000)
                                                    -----------     -----------

Retained Earnings - End of Year                     (33,743,000)    (26,329,000)
                                                    ===========     ===========

      Earnings per Share:

         Before Non-recurring Items:
            Basic                                         (0.11)          (0.15)
                                                    -----------     -----------

            Diluted                                       (0.11)          (0.15)
                                                    -----------     -----------

         Net Income (Loss)
            Basic                                         (0.20)          (0.15)
                                                    -----------     -----------

            Diluted                                       (0.20)          (0.15)
                                                    -----------     -----------

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS of CASH FLOWS
                for the years ended September 30, 2003 and 2002

                                                                        2003           2002
                                                                     ----------     ----------
                                                                          $              $
Cash Flows from Operating Activities:
   Net Income (Loss) for the Year                                    (7,414,000)    (5,238,000)
   Items not Involving Cash:
      Amortization (Including Discontinued Operations)                  908,000        797,000
      Non-controlling Interest (Including Discontinued Operations)     (968,000)    (2,392,000)
      Non-recurring Items                                             3,106,000             --
      Future Income Taxes                                               (98,000)            --
                                                                     ----------     ----------

                                                                     (4,466,000)    (6,833,000)

   Changes in Non-cash Working Capital Balances:
      Accounts Receivable                                             1,406,000      3,755,000
      Inventory                                                       1,444,000      2,052,000
      Prepaid Expenses                                                 (303,000)       391,000
      Accounts Payable and Accrued Liabilities                          174,000     (1,221,000)
      Income Taxes Payable                                                   --             --
      Non-controlling Interest                                               --      1,190,000
                                                                     ----------     ----------

                                                                     (1,745,000)      (666,000)
                                                                     ----------     ----------

Cash Flows from Investing Activities:
   Net Disposals (Purchases) of Capital Assets                         (224,000)      (888,000)
   Long-term Investments                                               (847,000)    (1,246,000)
   Net Disposals (Purchases) of Goodwill and Other Assets              (135,000)      (256,000)
                                                                     ----------     ----------

                                                                     (1,206,000)    (2,390,000)
                                                                     ----------     ----------

Cash Flows from Financing Activities:
   Increase (Decrease) in Long-term Debt                                371,000        (49,000)
   Increase (Decrease) in Bank Indebtedness                            (262,000)       513,000
   Issuance of Share Capital (Net of Costs)                             234,000        234,000
                                                                     ----------     ----------

                                                                        343,000        698,000
                                                                     ----------     ----------

Net Cash Flows for the Year                                          (2,608,000)    (2,358,000)

Cash and Cash Equivalents - Beginning of the Year                     3,635,000      5,993,000
                                                                     ----------     ----------

Cash and Cash Equivalents - End of the Year                           1,027,000      3,635,000
                                                                     ==========     ==========

Cash and Cash Equivalents Represented by:
Cash                                                                    618,000      1,982,000
Short-term Investments                                                  409,000      1,653,000
                                                                     ----------     ----------

                                                                      1,027,000      3,635,000
                                                                     ==========     ==========

                            (See Accompanying Notes)

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

1.    Nature of Business:

      Eiger Technology, Inc. ("the Company") is incorporated under the laws of Ontario. Through its various subsidiaries, the Company offers Voice over Internet Protocol services to the Canadian long-distance market and manufactures and distributes electronic/computer peripherals and electronic ballasts to OEM and consumer markets worldwide.

2.    Significant Accounting Policies:

      (a)   Basis of Preparation:

            These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). A reconciliation to U.S. generally accepted accounting principles ("U.S. GAAP") is provided in Note 15. Because a precise determination of assets and liabilities depends on future events, the preparation of periodic financial statements necessitates the use of estimates and approximations. Actual amounts may differ from these estimates.

      (b)   Principles of Consolidation:

            The accompanying consolidated financial statements include the accounts of Eiger Technology, Inc. and all of its subsidiary companies as listed in Note 4. All significant intercompany transactions and balances have been eliminated upon consolidation.

      (c)   Cash and Cash Equivalents:

            Cash and cash equivalents consist of cash on account and short-term investments with remaining maturities of three months or less at acquisition.

      (d)   Inventory:

            Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis and includes the costs of materials and direct labour plus the applicable share of manufacturing overhead.

      (e)   Investments:

            All non-consolidated investments are accounted for at cost. Short-term investments are written down to market value when less than cost. Long-term investments are written down to market value when a decline in market value below the carrying value is considered to be other than temporary.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

2.    Significant Accounting Policies - continued:

      (f)   Capital Assets:

            Capital assets are recorded at cost. Amortization is calculated on the declining-balance basis at the following annual rates:

                Buildings                 -   4-5%
                Machinery and Equipment   -   5-10%
                Automotive Equipment      -   20-30%
                Computer Equipment        -   20-30%
                Leasehold Improvements    -   10% straight line basis

      (g)   Goodwill:

            Goodwill represents the excess of the purchase price of the Company's interest in subsidiary companies over the fair value of the underlying net identifiable assets at the time of acquisition. Goodwill is amortized over 10 years on a straight-line basis (40 years for acquisitions prior to 1997). Goodwill arising on acquisitions after June 30, 2001 is not amortized. Management evaluates the expected future net cash flows of the companies at each reporting date and adjusts goodwill for any impairment.

      (h)   Other Assets:

            Product development costs meeting generally accepted criteria for deferral are written down to expected realizable value, and are amortized once production commences over periods ranging from three to ten years, depending on the anticipated economic life of the particular product. Deferred organization, finance, and regulatory approval costs are amortized over 2 to 5 years. Long-term lease deposits are recorded at cost.

      (i)   Income Taxes:

            Income taxes are provided using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between financial reporting and income tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      (j)   Issuance of Share Capital:

            The costs of issuing share capital are netted against share capital.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

2.    Significant Accounting Policies - continued:

      (k)   Revenue Recognition:

            Sales are recorded upon shipment of goods to customers. Fees are recognized as services are rendered.

      (l)   Foreign Currency Translation:

            Due to the extensive degree of financing provided to its foreign subsidiaries by the Company, these subsidiaries are considered to be integrated operations. Accordingly, the temporal method of foreign currency translation is used. Under this method, monetary assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical exchange rates (except for items carried at market, which are translated at the balance sheet date exchange rate), and revenues and expenses are translated using average exchange rates to approximate the rates actually in effect at the time of the transactions. Resulting foreign exchange translation gains or losses are included in the determination of net income for the year, except for such gains or losses relating the translation or settlement of foreign currency denominated long-term monetary items which are deferred and amortized over the remaining life of the monetary item. There were no material exchange gains or losses on long-term foreign currency denominated monetary items during either of the reporting periods.

      (m)   Stock-based Compensation:

            Effective October1, 2002, the Company adopted the recommendations of CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments", which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Under the new provisions, stock-based compensation should be recognized on a fair value basis for stock-based payments to non-employees, and for employee awards that are direct awards of stock, or call for settlement in cash or other assets. The new section permits the Company to continue its existing policy of not recognizing any compensation expense upon the granting of stock options to its employees. Consideration paid by employees on the exercise of stock options is recorded as share capital. The new section does, however, require additional disclosures for options granted to employees, including the disclosure of pro-forma earnings and pro-forma earnings per share calculated as if the fair value method of accounting had been used.

            This information is provided in Note 3.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

2.    Significant Accounting Policies - continued:

      (n)   Earnings per Share:

            Basic earnings per share is calculated based on the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated using the treasury stock method based on the weighted average number of shares that would have been outstanding during the year had all the dilutive options been exercised at the beginning of the year, or date of issuance if later, and assuming that option proceeds would be used to purchase common shares at the average market price during the year.

3.    Stock-based Compensation:

      Effective October 1, 2002, the Company adopted the recommendations of CICA
      Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires the disclosure of pro-forma net income as if the Company had accounted for its stock options issued to employees subsequent to September 30, 2002 under the fair value method. Pro-forma results, including stock-based compensation, for the year ended September 30, 2003 and the year ended September 30, 2002 for comparison, are as follows:

                                                               2003           2002
                                                            ----------     ----------
                                                                 $              $
      Net Loss - as Reported                                (7,414,000)    (5,238,000)

      Stock-based Compensation Expense                        (195,000)      (285,000)
                                                            ----------     ----------

      Net loss - Pro-forma                                   7,609,000     (5,523,000)
                                                            ==========     ==========

      Basic and Diluted Earnings per Share - as Reported         (0.20)         (0.15)
                                                            ==========     ==========

      Basic and Diluted Earnings per Share - Pro-forma           (0.21)         (0.15)
                                                            ==========     ==========

      The fair value of each option grant is estimated as of the grant date using the Black-Scholes option-pricing model. For the twelve months ended September 30, 2003, the Company used the following weighted average assumptions: risk-free interest rate of 4.50%; expected volatility of 6%; expected life of 5 years; expected dividend yield of 0%.

      Details of outstanding stock options are disclosed in Note 12.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

4.    Subsidiaries and Related Party Transactions:

      Eiger Technology, Inc. is related to the following corporations:

            Name of Corporation                      Nature of Relationship
            -------------------                      ----------------------

            Newlook Industries Corp.                 83.2% Subsidiary
            Vision Unlimited Equipment Inc.*         100% Subsidiary of Newlook
                                                     Industries Corp.
            A.D.H. Custom Metal Fabricators Inc.     100% Subsidiary of Vision
                                                     Unlimited Equipment Inc.
            Alexa Properties Inc.                    100% Subsidiary

            ETIFF Holdings, Inc.*                    100% Subsidiary
            K-Tronik International Corp.*            64% Subsidiary of ETIFF
                                                     Holdings, Inc.
            K-Tronik North America Corp.             100% Subsidiary of K-Tronik
                                                     International Corp.
            K-Tronik Asia Corp.                      100% Subsidiary of K-Tronik
                                                     North America Corp.

            Alexa Korea Holdings, Inc.*              100% Subsidiary
            EigerNet, Inc.                           58.4% Subsidiary of Alexa
                                                     Korea
                                                     Holdings, Inc.
            Alexa (U.S.A.), Inc.*                    100% Subsidiary
            Eiger Labs Group, Inc.                   64% Subsidiary of Alexa
                                                     (U.S.A.), Inc.

            Onlinetel Corp.                          100% Subsidiary
            Onlinetel Inc.                           100% Subsidiary
                                                     of Onlinetel Corp.

            *     Inactive - holding company only

      All transactions within the corporate group are in the normal course of business, are transacted at fair market value and recorded at the carrying value at the time, and are eliminated upon consolidation. Intercompany balances at the financial statement date are also eliminated upon consolidation.

      Service fees paid to corporations owned by management personnel during the period totalled $481,000 (2002: $456,000).

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

5.    Investments:

      (a)   Short-term Investments:

      Short-term investments are comprised of Canadian money market funds and short-term commercial paper plus accrued interest, having a market value equivalent to their cost amount.

      (b)   Long-term Investments:

                                                               2003         2002
                                                            ---------    ---------
                                                                $            $
      Advances to Lexatec VR Systems Inc. (Note 11)            96,000      123,000
      Subsidiary long-term portfolio equity investments       640,000    1,527,000
      Subsidiary long-term investment in debt securities           --           --
      Other                                                        --           --
                                                            ---------    ---------

                                                              736,000    1,650,000
                                                            =========    =========

      The advances noted above are non-interest bearing, and have no specific terms of repayment.

6.    Accounts Receivable:

      Accounts receivable are reported net of an allowance for doubtful accounts of $2,662,000 (2002: $2,373,000).

7.    Capital Assets:

                                                     2003                          2002
                                   ---------------------------------------      ---------
                                                  Accumulated     Net Book       Net Book
                                      Cost       Amortization       Value         Value
                                   ---------------------------------------      ---------
                                       $              $              $              $
      Land                           218,000             --        218,000        217,000
      Buildings                    1,102,000        183,000        919,000        910,000
      Machinery and Equipment      3,340,000      2,392,000        948,000      1,930,000
      Furniture and Fixtures         663,000        474,000        189,000        255,000
      Automotive Equipment           183,000        107,000         76,000         95,000
      Leasehold Improvements              --             --             --        112,000
      Telecommunications           1,338,000        386,000        952,000      1,018,000
      Computer Equipment             464,000        238,000        226,000        330,000
                                   ---------------------------------------      ---------

                                   7,308,000      3,780,000      3,528,000      4,867,000
                                   =======================================      =========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

8.    Other:

                                                        2003         2002
                                                      -------      -------
                                                         $            $

      Product Development Costs                       172,000           --
      Non-interest Bearing Long-term Deposits         544,000      409,000
      Regulatory Approval                             143,000      153,000
      Other                                            88,000      156,000
                                                      -------      -------

                                                      947,000      718,000
                                                      =======      =======

9.    Bank Indebtedness:

      Foreign and domestic subsidiary lines of credit balances totalling $3,766,000 (Cdn.), bear interest at rates ranging from 5.0 - 7.3%, are secured by short-term investments, inventory and equipment, and are repayable upon demand.

10.   Long-term Debt:

                                                                      2003             2002
                                                                   ----------       ----------
                                                                        $                $
      Royal Bank of Canada term loan repayable in
      monthly instalments of $10,000 plus interest calculated
      at Royal Bank prime plus 1/4%                                   505,000          625,000

      Capital lease obligations - repayable over two years;
      interest rates averaging 22.0%                                  542,000               --

      KiUp Bank (Korea) term loan, interest only through
      fiscal 2005, then repayable at $71,000 per year through
      fiscal 2010, interest calculated at 4.9% per annum              354,000          375,000

      Other                                                            55,000           85,000
                                                                   ----------       ----------

                                                                    1,456,000        1,085,000

      Less: Current Portion                                          (420,000)        (145,000)
                                                                   ----------       ----------

                                                                    1,036,000          940,000
                                                                   ==========       ==========

Principal payments required on long-term debt for the next five years are as follows:

2004: $420,000; 2005: $362,000; 2006: $191,000; 2007: $191,000; 2008: $96,000.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

11.   Financial Instruments:

      (a)   Fair Value:

      Cash and cash equivalents, short-term investments, accounts receivable and payable, and bank indebtedness are carried at cost which approximates fair value due to their short time to maturity. Management believes the carrying value of long-term investments to be equivalent to their fair market value. The fair values of the Company's long-term debt obligations, based on current rates for debt with similar terms and maturities, are approximately the same as their carrying values.

      (b)   Interest Rate Risk:

      The Company is not exposed to significant interest rate risk due to the short-term maturity of its current monetary assets and liabilities. The Company's interest rate risk pertaining to its long-term debt obligations is not considered to be significant due to the relatively low amounts involved.

      (c)   Credit Risk:

      The Company's financial assets that are exposed to credit risk consist primarily of short-term investments, accounts receivable, and long-term investments.

      Short-term investments consist solely of money market funds and short-term commercial paper issued by investment-rated Canadian financial institutions which are invested for terms not exceeding 90 days.

      The Company, in the normal course of business, is exposed to credit risk from its customers. Management believes that sufficient allowance has been made for bad debts in these financial statements based on a review of accounts on an individual basis. The concentration of credit risk in trade accounts receivable is not considered to be significant due to the Company's large client base.

      The Company is also exposed to credit risk with respect to its long-term advances to Lexatec VR Systems Inc. and certain subsidiary investments. Advances to Lexatec VR Systems Inc. are partially secured by a pledge of reciprocal shareholdings.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

12.   Share Capital:

      Authorized: 100,000,000 Common Shares

      Issued:

                                                      2003                                2002
                                         -----------------------------       -----------------------------
                                         No. of Shs.             $           No. of Shs.             $
                                         -----------                         -----------
      Beginning of Year:                  36,615,853        42,799,000        36,215,853        42,543,000

      Issued: - private placement            993,098           450,000                --                --
              - exercise of options               --                --           310,000           209,000
              - acquisitions                      --                --                --                --
              - other                             --                --            90,000            47,000
              - costs of issue                                      --                                  --
                                         -----------------------------       -----------------------------

      End of Year:                        37,608,951        43,249,000        36,615,853        42,799,000

      Reciprocal Shareholdings              (568,049)         (564,000)         (568,049)         (564,000)
                                         -----------------------------       -----------------------------

      Net per Balance Sheets              37,040,902        42,685,000        36,047,804        42,235,000
                                         =============================       =============================

      The Company awards unconditional stock options to employees, officers, directors and others at the recommendation of the CEO as approved by the shareholders. Options are granted at the fair market value of the shares on the day granted, and vest immediately. The following is a continuity schedule of outstanding options for the reporting periods, where WAEP refers to "weighted average exercise price".

                                        2003                       2002
                               ----------------------     ----------------------
                               No. of Options    WAEP     No. of Options    WAEP
                               --------------    ----     --------------    ----
                                                   $                          $

      Beginning of Year:         3,991,000       1.96       3,446,000       2.29

      Granted                      460,000       0.56       1,075,000       0.55
      Exercised                         --         --        (310,000)       .67
      Expired                     (125,000)      1.07        (300,000)      2.02
                                 ---------                  ---------

      End of Year:               4,246,000       1.83       3,991,000       1.96
                                 =========                  =========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

12.   Share Capital - continued:

      No stock options were exercised during the year. The weighted average contractual life remaining for options outstanding at year end was 896 days.

      During the year, proceeds from exercised stock options of $Nil was credited to share capital (2002: $209,000). No amounts were recognized as compensation expense with respect to stock options granted or exercised in either of the reporting periods.

      Stock options have been granted to the CEO of K-Tronik North America Corp. contingent upon meeting sales quotas for that company as tabled below:

                                                   Number of
      Monthly Sales for Six                         Options
      Consecutive Months                          Exercisable    Total      Exercise
      Units of Ballasts                           Per Plateau  Cumulative    Price
      -----------------------------------------   -----------  ----------    -----
      50,000 per month for 6 consecutive months      70,000       70,000      .60
      60,000 per month for 6 consecutive months      70,000      140,000      .60
      70,000 per month for 6 consecutive months      70,000      210,000      .60
      80,000 per month for 6 consecutive months      70,000      280,000      .60
      90,000 per month for 6 consecutive months      70,000      350,000      .60

      No shares were issued in fiscal 2003 or fiscal 2002 as a result of this agreement.

      Management agreed to issue shares of the Company to four members of the management team of EigerNet, Inc. and Eiger Labs Group Inc. as performance earn out consideration contingent upon achieving the criteria tabled below for the combined results of those two companies:

                                                                      Common
            Year         Gross Sales             Net Income           Shares
            ----         -----------             ----------           ------
            1999       $27 million U.S.      $1.0 million U.S.        600,000
            2000       $70 million U.S.      $2.5 million U.S.        750,000
            2001       $80 million U.S.      $3.5 million U.S.        750,000
            2002       $90 million U.S.      $4.0 million U.S.        900,000
            2003      $110 million U.S.      $4.5 million U.S.      1,000,000

      600,000 shares were issued in fiscal 2000 as a result of this agreement based on the operating results for 1999. No shares have been issued since that time, and none will be issued in fiscal 2004 pursuant to this agreement as the sales and income criteria have not been met.

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

12.   Share Capital - continued:

      In connection with the Company's acquisition of Onlinetel, Inc. in fiscal 2001, the share exchange agreement allows that additional shares of Eiger Technology, Inc. may be issued to the former shareholders of Onlinetel, Inc. if certain earn out provisions are met as follows:

                   Fiscal       Gross           Net            Common
                   Year        Revenue         Income          Shares
                   ----        -------         ------          ------
                                 $               $               #

                   2002      19,083,000       2,442,000      1,800,000
                   2003      37,348,000       6,213,000      1,800,000
                   2004      50,849,000       9,353,000      1,800,000
                   2005      59,867,000      13,849,000      1,800,000

      Unmet earn out targets may be carried forward and met on a cumulative basis. The targets for fiscal 2003 were not met and are not being carried forward.

13.   Discontinued Operation:

      As of May 28, 2003, management decided to discontinue the operations of Newlook Industries Corp., and on July 8, 2003 the assets of its operating subsidiaries, ADH Custom Metal Fabricators Inc. and Vision Unlimited Equipment Inc., were sold by public auction. The operating results of this business segment are disclosed in Note 18. Segment assets remaining at September 30, 2003 were comprised mainly of land and building owned by Alexa Properties Inc., having a carrying value of $552,000.

14.   Non-recurring Items:

                                                                      2003        2002
                                                                   ---------      ----
                                                                       $            $
      Charge for impairment in value of consolidated goodwill        805,000        --
      Charge for decline in value of long-term investments
         in shares of other corporations                           1,021,000        --
      Loss on disposal of assets of discontinued operation
         (net of non-controlling interest share of $331,000)       1,280,000        --
                                                                   ---------      ----

                                                                   3,106,000        --
                                                                   =========      ====

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

15.   Reconciliation to U.S. GAAP:

      These financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Cdn. GAAP"). Significant differences under U.S. GAAP are discussed below.

      For fiscal years beginning after December 15, 1998, U.S. GAAP requires that all organization costs (including those previously deferred) be expensed currently. Also, all product development costs are to be expensed as incurred.

      U.S. GAAP requires the measurement and reporting of "comprehensive income". Comprehensive income includes net income and all other changes to Shareholders' Equity other than amounts received from or paid to shareholders. The only reportable comprehensive income item for the Company relates to foreign currency translation adjustments as described below.

      U.S. GAAP requires the use of the current rate method of foreign currency translation, with any resulting foreign exchange translation adjustments forming part of comprehensive income for the year and accumulating as a separate component of shareholders' equity.

      U.S. GAAP permits, pursuant to APB Opinion 25, the use of the intrinsic method of accounting for stock-based compensation, while SFAS No. 123, as modified by SFAS No. 148, requires pro-forma reconciliations to the fair value method.

      Reconciliations to U.S. GAAP are as follows:

                                                                       2003             2002
                                                                    ----------       ----------
                                                                         $                $
      Net Income (Loss):
            - per Cdn. GAAP                                         (7,414,000)      (5,238,000)

            - expense deferred product development costs net
               of portion relating to non-controlling interest        (172,000)         298,000
            - foreign currency translation adjustment                 (283,000)         341,000
            - future income tax savings related to above                    --         (100,000)
                                                                    ----------       ----------

            - per U.S. GAAP                                         (7,869,000)      (4,699,000)
                                                                    ----------       ----------

      Comprehensive item - foreign exchange adjustment                 283,000         (341,000)
                                                                    ----------       ----------

      Comprehensive Income                                          (7,586,000)      (5,040,000)
                                                                    ==========       ==========

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

15.   Reconciliation to U.S. GAAP - continued:

                                                                  2003              2002
                                                              -----------       -----------
                                                                   $                 $
      Retained Earnings:
            - per Cdn. GAAP                                   (33,743,000)      (26,329,000)
            - expense deferred product development costs         (172,000)               --
            - foreign currency translation adjustments            384,000           667,000
                                                              -----------       -----------

            - per U.S. GAAP                                   (33,531,000)      (25,662,000)
                                                              ===========       ===========

      Accumulated Other Comprehensive Items:
            - per Cdn. GAAP                                            --                --
            - foreign currency translation adjustments           (384,000)         (667,000)
                                                              -----------       -----------

            - per U.S. GAAP                                      (384,000)         (667,000)
                                                              ===========       ===========

      Total Assets:
            - per Cdn GAAP                                     15,778,000        23,758,000
            - expense deferred product development costs         (172,000)               --
                                                              -----------       -----------

            - per U.S. GAAP                                    15,606,000        23,758,000
                                                              ===========       ===========

      Earnings per Share (Basic and Fully Diluted):
            Income (Loss) before Unusual Items                       (.11)             (.14)
                                                              -----------       -----------

            Net Income (Loss)                                        (.21)             (.14)
                                                              -----------       -----------

      Pro-forma Disclosure (SFAS No. 148):

            Comprehensive Income (Loss) - as Reported          (7,586,000)       (5,040,000)
            Stock-based Compensation Expense                     (195,000)         (285,000)
                                                              -----------       -----------

            Comprehensive Income (Loss) - Pro-forma            (7,781,000)       (5,325,000)
                                                              ===========       ===========

            Basic and Fully Diluted Earnings per Share:
               Income (Loss) before Unusual Items                    (.12)             (.15)
                                                              -----------       -----------

            Net Income (Loss)                                        (.21)             (.15)
                                                              -----------       -----------

                             EIGER TECHNOLOGY, INC.
                 NOTES to the CONSOLIDATED FINANCIAL STATEMENTS
                           September 30, 2003 and 2002

16.   Cash Payments of Interest and Income Taxes:

                                                 2003          2002
                                               -------       -------
                                                  $             $

            Interest                           508,000       538,000
                                               =======       =======

            Income Taxes                            --            --
                                               =======       =======

17.   Commitments:

      As at September 30, 2003, the Company had commitments under the terms of various operating leases requiring annual rental payments as follows:
      2004: $347,000; 2005: $160,000; 2006: $160,000; 2007: $160,000; 2008:
      $Nil.

18.   Segmented Information:

      Management has identified four reportable segments: "Newlook", "K-Tronik", "Onlinetel" and "Eiger". Segmentation is determined on the basis of the types of goods and services provided and geographic location.

      "Newlook", which was discontinued during the year, consisted of Vision Unlimited Equipment Inc., A.D.H. Custom Metal Fabricators Inc. and Alexa Properties Inc. Prior to its assets being sold, A.D.H. Custom Metal Fabricators Inc. was a manufacturer of fluorescent light fixtures, data racks and other metal cabinetry. Vision Unlimited Equipment Inc. was inactive. Alexa Properties Inc. owns the land and manufacturing facility in Stratford, Ontario.

      "K-Tronik" includes K-Tronik North America Corp., a distributor of electronic ballasts based in Hackensack, New Jersey, and K-Tronik Asia Corp., a manufacturer of electronic ballasts operating in Korea.

      "Onlinetel" consists of Onlinetel Corp. and Onlinetel Inc. which provide Voice over Internet Protocol services to the Canadian long distance market.

      "Eiger" includes Eiger Labs Group, Inc. and EigerNet, Inc. Both of these companies are involved in the production and distribution of electronic communications products. EigerNet, Inc. is located in South Korea, while Eiger Labs Group, Inc. operates out of California.

      Segmented financial information is presented on the following two pages.

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2003

                                                 Newlook         K-Tronik       Onlinetel       Eiger
                                               ===========     ===========     ==========     ==========
                                                    $               $               $             $
Sales:
   External:
      - Domestic                                   787,000              --      4,932,000             --
      - Foreign                                         --       9,152,000             --      8,638,000
   Intersegment                                         --              --             --             --
                                               -----------     -----------     ----------     ----------
                                                   787,000       9,152,000      4,932,000      8,638,000

Cost of Sales                                      821,000       6,896,000      4,114,000      8,886,000
                                               -----------     -----------     ----------     ----------

Gross Margin                                       (34,000)      2,256,000        818,000       (248,000)
                                               -----------     -----------     ----------     ----------

Expenses:
   Operations and Administration                   251,000       2,905,000        702,000      1,681,000
   Amortization of Capital and Other Assets         79,000         364,000        287,000        147,000
   Interest on Long-term Debt                       36,000              --         35,000         31,000
   Other Interest and Bank Charges                   4,000         226,000         40,000        133,000
                                               -----------     -----------     ----------     ----------
                                                   370,000       3,495,000      1,064,000      1,992,000
                                               -----------     -----------     ----------     ----------
Income (Loss) before Provision for Income
   Taxes and Non-controlling Interest             (404,000)     (1,239,000)      (246,000)    (2,240,000)

Provision for Income Taxes - Future                     --              --        (98,000)            --
Non-controlling Interest                          (111,000)       (444,000)            --       (413,000)
                                               -----------     -----------     ----------     ----------

Income (Loss) before Unusual Items                (293,000)       (795,000)      (148,000)    (1,827,000)

Unusual Items:
   Discontinued Operations                              --              --             --             --
   Non-recurring Items                          (1,953,000)             --             --     (1,153,000)
                                               -----------     -----------     ----------     ----------

Net Income (Loss) for the Year                  (2,246,000)       (795,000)      (148,000)    (2,980,000)
                                               ===========     ===========     ==========     ==========

Cash Flows:
   From Operating Activities                      (204,000)        151,000       (806,000)      (301,000)

   From Investing Activities                            --        (304,000)      (159,000)    (1,058,000)

   From Financing Activities                       135,000         (85,000)       889,000        182,000
                                               -----------     -----------     ----------     ----------

                                                   (69,000)       (238,000)       (76,000)    (1,177,000)
Cash and Cash Equivalents:
   Beginning of the Year                           232,000         442,000         77,000      1,679,000
                                               -----------     -----------     ----------     ----------

   End of the Year                                 163,000         204,000          1,000        502,000
                                               ===========     ===========     ==========     ==========

Expenditures on Capital Assets
   and Goodwill during the Year                         --         304,000        159,000      1,812,000
                                               ===========     ===========     ==========     ==========

Balance of Capital Assets and
   Goodwill - End of the Year
      - Domestic                                   552,000              --      2,451,000
      - Foreign                                         --       1,331,000             --      1,211,000
                                               -----------     -----------     ----------     ----------

                                                   552,000       1,331,000      2,451,000      1,211,000
                                               ===========     ===========     ==========     ==========

Amount of Investment in Investees
   Subject to Significant Influence                     --              --             --             --
                                               ===========     ===========     ==========     ==========

Total Assets                                       733,000       6,121,000      3,491,000      4,990,000
                                               ===========     ===========     ==========     ==========

                                                                               Totals per
                                                 All          Reconciling      Financial
                                                Others           Items         Statements
                                              ===========     ===========     ===========
                                                  $                $               $
Sales:
   External:
      - Domestic                                       --        (787,000)      4,932,000
      - Foreign                                        --              --      17,790,000
   Intersegment                                        --              --              --
                                              -----------     -----------     -----------
                                                       --        (787,000)     22,722,000

Cost of Sales                                          --        (821,000)     19,896,000
                                              -----------     -----------     -----------

Gross Margin                                           --          34,000       2,826,000
                                              -----------     -----------     -----------

Expenses:
   Operations and Administration                1,212,000        (251,000)      6,500,000
   Amortization of Capital and Other Assets        31,000         (79,000)        829,000
   Interest on Long-term Debt                          --         (36,000)         66,000
   Other Interest and Bank Charges                  2,000          (4,000)        401,000
                                              -----------     -----------     -----------
                                                1,245,000        (370,000)      7,796,000
                                              -----------     -----------     -----------
Income (Loss) before Provision for Income
   Taxes and Non-controlling Interest          (1,245,000)        404,000      (4,970,000)

Provision for Income Taxes - Future                    --              --         (98,000)
Non-controlling Interest                               --          83,000        (885,000)
                                              -----------     -----------     -----------

Income (Loss) before Unusual Items             (1,245,000)        321,000      (3,987,000)

Unusual Items:
   Discontinued Operations                             --        (321,000)       (321,000)
   Non-recurring Items                                 --              --      (3,106,000)
                                              -----------     -----------     -----------

Net Income (Loss) for the Year                 (1,245,000)             --      (7,414,000)
                                              ===========     ===========     ===========

Cash Flows:
   From Operating Activities                     (980,000)        395,000      (1,745,000)

   From Investing Activities                     (518,000)        833,000      (1,206,000)

   From Financing Activities                      450,000      (1,228,000)        343,000
                                              -----------     -----------     -----------

                                               (1,048,000)             --      (2,608,000)
Cash and Cash Equivalents:
   Beginning of the Year                        1,205,000              --       3,635,000
                                              -----------     -----------     -----------

   End of the Year                                157,000              --       1,027,000
                                              ===========     ===========     ===========

Expenditures on Capital Assets
   and Goodwill during the Year                     2,000              --       2,277,000
                                              ===========     ===========     ===========

Balance of Capital Assets and
   Goodwill - End of the Year
      - Domestic                                   97,000              --       3,100,000
      - Foreign                                        --              --       2,542,000
                                              -----------     -----------     -----------

                                                   97,000              --       5,642,000
                                              ===========     ===========     ===========

Amount of Investment in Investees
   Subject to Significant Influence                    --              --              --
                                              ===========     ===========     ===========

Total Assets                                      443,000                      15,778,000
                                              ===========     ===========     ===========

                             EIGER TECHNOLOGY, INC.
                              SEGMENTED INFORMATION
                               September 30, 2002

                                                 Newlook         K-Tronik       Onlinetel       Eiger
                                               ===========     ===========     ==========     ==========
                                                    $               $               $             $
Sales:
   External:
      - Domestic                                 1,310,000              --      1,870,000             --
      - Foreign                                    108,000      10,107,000         48,000      5,882,000
   Intersegment                                         --              --             --             --
                                               -----------     -----------     ----------     ----------
                                                 1,418,000      10,107,000      1,918,000      5,882,000

Cost of Sales                                    1,342,000       8,023,000      1,616,000      6,358,000
                                               -----------     -----------     ----------     ----------

Gross Margin                                        76,000       2,084,000        302,000       (476,000)
                                               -----------     -----------     ----------     ----------

Expenses:
   Operations and Administration                   314,000       2,890,000      1,573,000      2,242,000
   Amortization of Capital and Other Assets        164,000         147,000        252,000        202,000
   Interest on Long-term Debt                       39,000              --             --         21,000
   Other Interest and Bank Charges                   5,000         351,000         12,000        127,000
                                               -----------     -----------     ----------     ----------
                                                   522,000       3,388,000      1,837,000      2,592,000
                                               -----------     -----------     ----------     ----------
Income (Loss) before Provision for Income
   Taxes and Non-controlling Interest             (446,000)     (1,304,000)    (1,535,000)    (3,068,000)

Provision for Income Taxes                              --              --             --             --
Non-controlling Interest                           (34,000)       (443,000)            --     (1,915,000)
                                               -----------     -----------     ----------     ----------

Income (Loss) before Unusual Items                (412,000)       (861,000)    (1,535,000)    (1,153,000)

Unusual Items:
   Discontinued Operations                              --              --             --             --
   Non-recurring Items                                  --              --             --             --
                                               -----------     -----------     ----------     ----------

Net Income (Loss) for the Year                    (412,000)       (861,000)    (1,535,000)    (1,153,000)
                                               ===========     ===========     ==========     ==========

Cash Flows:
   From Operating Activities                      (331,000)       (147,000)      (660,000)      (698,000)

   From Investing Activities                       144,000              --     (1,380,000)       593,000

   From Financing Activities                       107,000         442,000      1,909,000        323,000
                                               -----------     -----------     ----------     ----------

                                                   (80,000)        295,000       (131,000)       218,000
Cash and Cash Equivalents:
   Beginning of the Year                           312,000         147,000        208,000      1,461,000
                                               -----------     -----------     ----------     ----------

   End of the Year                                 232,000         442,000         77,000      1,679,000
                                               ===========     ===========     ==========     ==========

Expenditures on Capital Assets
   and Goodwill during the Year                    614,000              --        794,000        235,000
                                               ===========     ===========     ==========     ==========

Balance of Capital Assets and
   Goodwill - End of the Year
      - Domestic                                 2,323,000              --      2,579,000             --
      - Foreign                                         --       1,338,000             --      1,533,000
                                               -----------     -----------     ----------     ----------

                                                 2,323,000       1,338,000      2,579,000      1,533,000
                                               ===========     ===========     ==========     ==========

Amount of Investment in Investees
   Subject to Significant Influence                     --              --             --             --
                                               ===========     ===========     ==========     ==========

Total Assets                                     3,573,000       7,012,000      3,870,000      8,579,000
                                               ===========     ===========     ==========     ==========

                                                                                 Totals per
                                                   All          Reconciling      Financial
                                                  Others           Items         Statements
                                                ===========     ===========     ===========
                                                    $                $               $
Sales:
   External:
      - Domestic                                         --                       3,180,000
      - Foreign                                          --              --      16,145,000
   Intersegment                                          --              --              --
                                                -----------     -----------     -----------
                                                         --              --      19,325,000

Cost of Sales                                            --        (193,000)     17,146,000
                                                -----------     -----------     -----------

Gross Margin                                             --         193,000       2,179,000
                                                -----------     -----------     -----------

Expenses:
   Operations and Administration                  1,239,000         193,000       8,451,000
   Amortization of Capital and Other Assets          32,000              --         797,000
   Interest on Long-term Debt                            --              --          60,000
   Other Interest and Bank Charges                    6,000              --         501,000
                                                -----------     -----------     -----------
                                                  1,277,000         193,000       9,809,000
                                                -----------     -----------     -----------
Income (Loss) before Provision for Income
   Taxes and Non-controlling Interest            (1,277,000)             --      (7,630,000)

Provision for Income Taxes                               --              --              --
Non-controlling Interest                                 --              --      (2,392,000)
                                                -----------     -----------     -----------

Income (Loss) before Unusual Items               (1,277,000)             --      (5,238,000)

Unusual Items:
   Discontinued Operations                               --              --              --
   Non-recurring Items                                   --              --              --
                                                -----------     -----------     -----------

Net Income (Loss) for the Year                   (1,277,000)             --      (5,238,000)
                                                ===========     ===========     ===========

Cash Flows:
   From Operating Activities                     (1,271,000)      2,441,000        (666,000)

   From Investing Activities                     (1,622,000)       (125,000)     (2,390,000)

   From Financing Activities                        233,000      (2,316,000)        698,000
                                                -----------     -----------     -----------

                                                 (2,660,000)             --      (2,358,000)
Cash and Cash Equivalents:
   Beginning of the Year                          3,865,000              --       5,993,000
                                                -----------     -----------     -----------

   End of the Year                                1,205,000              --       3,635,000
                                                ===========     ===========     ===========

Expenditures on Capital Assets
   and Goodwill during the Year                       5,000              --       1,648,000
                                                ===========     ===========     ===========

Balance of Capital Assets and
   Goodwill - End of the Year
      - Domestic                                    107,000              --       5,009,000
      - Foreign                                          --              --       2,871,000
                                                -----------     -----------     -----------

                                                    107,000              --       7,880,000
                                                ===========     ===========     ===========

Amount of Investment in Investees
   Subject to Significant Influence                      --              --              --
                                                ===========     ===========     ===========

Total Assets                                     34,261,000     (33,537,000)     23,758,000
                                                ===========     ===========     ===========